Exhibit 99.6

Q3 FY 20-21

Key Performance Highlights

REVENUE

$2.07B

Sequential Growth: 3.9%

Constant Currency: 3.4%

OPERATING MARGIN

21.7%

COMPOSITION OF BUSINESS UNITS

Banking, Financial Services, Insurance	Communications	Consumer	Energy, Natural Resources, Utilities	Health	Manufacturing	Technology
30.5%	5.2%	16.4%	13.1%	13.9%	8.3%	12.6%

DISTRIBUTION OF PRACTICES

DIGITAL OPERATIONS AND PLATFORMS 15.9%

CLOUD AND INFRA SERVICES 25.6%

APPLICATION SERVICES 44.4%

DATA, ANALYTICS AND ARTIFICIAL INTELLIGENCE 6.9%

INDUSTRIAL AND ENGINEERING SERVICES 7.2%

GEOGRAPHIC DISTRIBUTION

57.6% AMERICAS (US • CANADA • LATAM)

25.2% EUROPE (UK • CE • DACH • NORDICS)

17.2% REST OF WORLD (APAC • ME • INDIA)

REVENUE GUIDANCE

1.5% to 3.5%
QoQ Growth

$2,102Mn to $2,143Mn
Q4 FY 2020-21

CUSTOMER CONCENTRATION

TOP 1 3.1%

TOP 5 11.9%

TOP 10 18.9%

TOTAL HEADCOUNT	190,308
ATTRITION VOL – TTM	11.0%
GROSS UTILIZATION	74.8%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	52.7%

Public

Wipro Limited

Results for the Quarter ended December 31, 2020
Operating Metrics pertaining to IT Services Segment

A. IT Services

		FY – 20-21			FY – 19-20				
		Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM %	**IT services Revenues ($Mn)**	2,071.0	1,992.4	1,921.6	8,256.2	2,073.7	2,094.8	2,048.9	2,038.8
	Sequential Growth Note 1	3.9%	3.7%	-7.3%	2.5%	-1.0%	2.2%	0.5%	-1.3%
	Sequential Growth in Constant Currency Note 1&2	3.4%	2.0%	-7.5%	3.9%	0.4%	1.8%	1.1%	-0.7%
	Operating Margin % Note 3	21.7%	19.2%	19.0%	18.1%	17.6%	18.4%	18.1%	18.4%
Service Line Mix	**Practices**								
	Digital Operations and Platforms	15.9%	15.5%	14.8%	14.8%	14.6%	15.3%	14.7%	14.7%
	Cloud and Infrastructure Services	25.6%	25.6%	25.9%	25.8%	25.8%	25.8%	25.7%	25.7%
	Data, Analytics and AI	6.9%	7.0%	7.2%	7.3%	7.2%	7.2%	7.3%	7.4%
	Application Services	44.4%	44.5%	44.4%	44.5%	44.7%	44.2%	44.8%	44.6%
	Industrial & Engineering Services	7.2%	7.4%	7.7%	7.6%	7.7%	7.5%	7.5%	7.6%
SBU Mix	**Strategic Business Units**								
	Banking, Financial Services and Insurance	30.5%	31.2%	30.7%	31.0%	30.4%	30.9%	31.3%	31.6%
	Communications	5.2%	5.3%	5.1%	5.7%	5.5%	5.7%	5.7%	5.9%
	Consumer Business Unit	16.4%	16.2%	15.9%	16.3%	16.8%	16.9%	16.0%	15.6%
	Energy, Natural Resources and Utilities	13.1%	12.9%	13.2%	12.9%	12.8%	12.9%	12.9%	12.8%
	Health Business Unit	13.9%	13.7%	13.5%	13.2%	13.5%	13.1%	13.0%	13.2%
	Manufacturing	8.3%	8.2%	8.1%	8.1%	8.2%	8.2%	8.1%	7.9%
	Technology	12.6%	12.5%	13.5%	12.8%	12.8%	12.3%	13.0%	13.0%
Geography Mix	**Geography**								
	Americas	57.6%	58.4%	59.0%	59.1%	59.1%	59.2%	59.6%	58.7%
	Europe	25.2%	23.8%	23.7%	24.0%	24.1%	23.7%	23.5%	24.6%
	Rest of the World	17.2%	17.8%	17.3%	16.9%	16.8%	17.1%	16.9%	16.7%
Guidance	Guidance ($Mn)	2,022-2,062	-	-	-	2,095-2,137	2,065-2,106	2,039-2,080	2,046-2,087
	Guidance restated based on Actual currency realized ($Mn)	2,034-2,074	-	-	-	2,064-2,106	2,074-2,115	2,027-2,068	2,034-2,075
	Revenues performance against guidance ($Mn)	2,071.0	-	-	-	2,073.7	2,094.8	2,048.9	2,038.8
Customer Relationships	**Customer size distribution (TTM)**								
	> $100Mn	10	11	13	15	15	14	13	13
	> $75Mn	24	24	22	22	22	22	23	23
	> $50Mn	38	39	39	40	40	41	41	41
	> $20Mn	97	100	97	96	96	96	92	92
	> $10Mn	168	166	163	166	166	169	165	166
	> $5Mn	260	257	258	260	260	260	261	259
	> $3Mn	341	342	348	341	341	344	341	340
	> $1Mn	567	573	577	574	574	572	569	564
Customer Metrics	**Revenue from Existing customers %**	97.4%	98.6%	99.7%	98.1%	97.0%	97.6%	98.4%	99.4%
	Number of new customers	89	97	42	240	65	77	57	41
	Total Number of active customers	1,136	1,089	1,004	1,074	1,074	1,070	1,027	1,060
	Customer Concentration								
	Top customer	3.1%	3.2%	3.2%	3.2%	3.0%	3.0%	3.2%	3.7%
	Top 5	11.9%	12.0%	12.3%	12.8%	12.2%	12.3%	12.8%	13.8%
	Top 10	18.9%	19.6%	20.3%	19.7%	19.3%	19.2%	19.8%	20.7%

Notes:
Note 1: QoQ and YoY growth rates have been adjusted for the impact of divestments
Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials
Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Infoserver, Topcoder, India, Rational, ITI, IVIA, 4C and Encore

		FY – 20-21			FY – 19-20				
		Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	**% of Revenue**								
	USD	**61%**	62%	63%	**63%**	62%	63%	63%	62%
	GBP	**10%**	10%	10%	**10%**	10%	10%	9%	10%
	EUR	**8%**	8%	8%	**8%**	8%	8%	8%	9%
	INR	**4%**	5%	5%	**4%**	5%	4%	4%	4%
	AUD	**5%**	5%	5%	**5%**	4%	4%	5%	5%
	CAD	**3%**	2%	2%	**3%**	3%	3%	3%	3%
	Others	**9%**	8%	7%	**7%**	8%	8%	8%	7%
	Closing Employee Count	**190,308**	185,243	**181,804**	**182,886**	**182,886**	**187,318**	**181,453**	**174,850**
Employee Metrics	**Utilization** Note 4								
	Gross Utilization	**74.8%**	76.4%	75.0%	**72.2%**	73.4%	70.2%	71.4%	73.9%
	Net Utilization (Excluding Trainees)	**86.3%**	86.9%	84.5%	**82.3%**	82.6%	79.6%	82.1%	85.0%
	Attrition								
	Voluntary TTM (IT Services excl. DOP)	**11.0%**	11.0%	13.0%	**14.7%**	14.7%	15.7%	17.0%	17.6%
	DOP % (Post Training Quarterly)	**7.0%**	6.1%	4.4%	**10.1%**	10.8%	9.6%	9.9%	10.0%
	Sales & Support Staff - IT Services	**14,838**	14,806	14,567	**14,908**	14,908	15,232	14,990	14,116

B. IT Services

(Excluding DOP, Designit, Cellent, Appirio, Cooper, Infoserver, Topcoder, India, Rational, ITI, IVIA, 4C and Encore)

		Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Service delivery	Revenue from FPP	**63.2%**	60.3%	61.7%	**62.4%**	63.2%	62.6%	61.9%	61.6%
	Offshore Revenue (% of Services)	**52.7%**	50.4%	48.5%	**47.1%**	48.2%	46.8%	46.7%	47.7%

C. Growth Metrics for the Quarter ended December 31, 2020 Note 2

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %
IT Services	3.9%	-1.1%	3.4%	-2.0%
Strategic Business Units				
Banking, Financial Services and Insurance	1.8%	-2.1%	1.2%	-2.5%
Communications	2.0%	-9.6%	0.7%	-11.4%
Consumer Business Unit	5.6%	-3.5%	5.2%	-3.6%
Energy, Natural Resources and Utilities	5.4%	-0.2%	4.1%	-2.6%
Health Business Unit	5.2%	4.3%	5.0%	3.7%
Manufacturing	4.5%	-0.7%	4.0%	-2.4%
Technology	4.8%	1.3%	4.5%	0.6%
Geography				
Americas	2.5%	-3.7%	2.3%	-3.2%
Europe	10.1%	5.1%	8.6%	1.4%
Rest of the World	0.5%	-0.9%	-0.3%	-2.5%
Practices				
Digital Operations and Platforms	6.7%	2.9%	6.6%	2.7%
Cloud and Infrastructure Services	4.2%	-2.0%	3.6%	-3.0%
Data, Analytics and AI	1.9%	-5.7%	1.2%	-6.5%
Application Services	3.6%	-0.6%	2.8%	-1.6%
Industrial & Engineering Services	1.5%	-5.2%	1.1%	-6.0%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q3 FY20-21 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	**Total**
Cost of revenues	101,189	1,329	1,809	-14	104,313
Selling and marketing expenses	11,233	29	70	-6	11,326
General and administrative expenses	7,705	105	41	-37	7,814
Total	**120,127**	**1,463**	**1,920**	**-57**	**123,453**